Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

SUPERCONDUCTOR TECHNOLOGIES INC.

Superconductor Technologies Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies as follows:

1. That Article IV. of the Restated Certificate of Incorporation of the Company is hereby amended to add Section 4 as follows:

“Section 4. Effective as of 12:01 a.m. on July 18, 2016, each fifteen (15) shares of the issued and outstanding shares of Common Stock of this corporation shall thereby and thereupon automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of this corporation (the “Reverse Stock Split”). No scrip or fractional shares will be issued by reason of the Reverse Stock Split. In lieu thereof, cash shall be distributed to each stockholder of the Company who would otherwise have been entitled to receipt of a fractional share and the amount of cash to be distributed shall be based upon the average closing price of a share of Common Stock on the NASDAQ Capital Market for the five trading days immediately preceding the effective date of the Amendment.”

2. That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, by approval of the Board of Directors of the Company and by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock of the Company entitled to vote thereon at a meeting held on June 23, 2016.

3. The effective time of the amendment herein certified shall be 12:01 a.m. on July 18, 2016.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Restated Certificate of Incorporation to be duly executed by its authorized officer this 13th day of July, 2016.

SUPERCONDUCTOR TECHNOLOGIES INC.

By:	/s/ William J. Buchanan
William J. Buchanan
Chief Financial Officer

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